FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 03, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Transactions of Directors dated 03 October, 2005




British Energy Group plc





NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS



Please complete all relevant boxes should in block capital letters.

1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or



                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or



                                                               (iii) both (i) and (ii)



                                                               (iii)



         BRITISH ENERGY GROUP PLC


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person



                                                               N/A

         ROY ANDERSON


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest (note 3)



         BENEFICIAL INTEREST
                                                               10p ORDINARY SHARES


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them



         VIDACOS NOMINEES

                                                               EXERCISE OF 17,831 NIL PRICE OPTIONS AND SALE OF
                                                               17,831 SHARES. SALE OF 3,547 SHARES


9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               N/A
         N/A


11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)



                                                               0.0%
         21,378 SHARES


13       Price per share or value of transaction        14     Date and place of transaction



         478.25p                                               30 SEPTEMBER 2005, LONDON


15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)



         NIL SHARES


                                                               30 SEPTEMBER 2005
         0.0%



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              N/A
         N/A



19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         N/A                                                  N/A


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise


                                                              N/A


         N/A


23       Any additional information                    24     Name of contact and telephone number for
                                                              queries



                                                              JOHN SEARLES 01506 408715

N/A




Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  3 OCTOBER 2005


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 03, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations